February 26, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant Mr. Frank Wyman, Staff Accountant Mr. Don Abbott, Senior Staff Accountant
Re:	Fairfax Financial Holdings Limited (“Fairfax”) Form 40-F for fiscal year ended December 31, 2006 File No. 1-31556
Dear Sirs/Mesdames:
We hereby acknowledge receipt of the comment letter dated February 12, 2008 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Annual Report appearing as Exhibits 2, 3 and 4 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Shaded text reflects proposed changes from the disclosure in the Form 40-F as filed. Fairfax (sometimes herein called “the Company”) intends to include such revised disclosure with respect to financial periods covered by its Form 40-F, as applicable, beginning with the Company’s Annual Report on Form 40-F for the year ended December 31, 2007 to be filed on March 7, 2008.

Form 40-F for fiscal year ended December 31, 2006
Exhibit 2 — Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 20 US GAAP Reconciliation, page 52
1.	We have reviewed your response to prior comment two. It is difficult to determine the impact of reinsurance from the proposed narrative disclosure for Note 7. We suggest that this proposed disclosure be revised to show the effect of ceded reinsurance transactions by including a presentation similar to the first tabular presentation in your response to comment two. Also, please provide revised disclosure to be included in MD&A that quantifies the effect of ceded reinsurance transactions on each year presented in your consolidated statements of earnings and cash flows and that explains the reasons for period-to-period fluctuations. The explanations of the fluctuations should cover each component included in the above tabular presentation.

In order to enhance our disclosure of the effect of ceded reinsurance transactions on our operations, we propose replacing the paragraph included in Note 7 to our 2006 consolidated financial statements in a manner consistent with the table set out below, which shows how we would have revised that note in our 2006 consolidated financial statements:

The net impact of ceded reinsurance transactions for each of the fiscal years 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Earned premiums ceded to reinsurers	(747.2)	(860.1)	(862.7)
Commissions earned on ceded reinsurance premiums	143.7	145.2	156.9
Claims incurred ceded to reinsurers(1)(2)	(98.0)	1,522.9	1,166.9
Provision for uncollectible reinsurance	(46.5)	(51.1)	(62.8)

Net impact of ceded reinsurance transactions (pre-tax)	(748.0)	756.9	398.3

(1)
In 2006 included a $412.6 loss on the commutation of the Swiss Re corporate adverse development cover. In 2005 included a $103.1 loss on the commutation of the Chubb Re adverse development cover by U.S. runoff.

(2)	In 2005 and 2004, included significant claims related to U.S. Gulf hurricanes.

In our MD&A, we will include a discussion of the impact of ceded reinsurance transactions as follows:

The company’s insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 7 to the consolidated financial statements, ceded reinsurance transactions had a net negative impact in 2006 of $748.0 pre-tax, including the effect of the $412.6 pre-tax loss on the commutation of the Swiss Re corporate adverse development cover. Ceded reinsurance transactions had a net positive impact of $756.9 pre-tax in 2005 and $398.3 pre-tax in 2004. Earned premiums ceded to reinsurers in 2006 decreased to $747.2 compared to $860.1 in 2005 and $862.7 in 2004. Earned premiums ceded to reinsurers in 2006 decreased as a result of greater retention of premiums written by the insurance and reinsurance operating companies and the effect of declines in gross premiums written from 2005 to 2006 and from 2004 to 2005 related to intensifying competition and deteriorating pricing associated with underwriting cycle softening. The declines in earned premiums ceded to reinsurers in 2005 and 2004 due to the aforementioned factors were partially offset by the effects of reinstatement premiums paid to reinsurers to reinstate catastrophe protection against additional catastrophe events. Commissions earned on ceded reinsurance premiums declined from 2005 to 2006 and from 2004 to 2005 due to the insurance and reinsurance operating companies’ increased retention of written premiums and as a result of the declines in written premiums associated with the softening underwriting cycle. Claims incurred ceded to reinsurers in 2006 were reduced by $412.6, representing the pre-tax loss on the commutation of the Swiss Re corporate adverse development cover, but were increased by additional cessions by Northbridge related to 2005 hurricane losses. Claims incurred ceded to reinsurers in 2005 and 2004 included significant cessions to reinsurers of incurred losses related to hurricane losses. Claims incurred ceded to reinsurers in 2005 were reduced by $103.1, representing the pre-tax loss on the commutation of the Chubb Re adverse development cover by U.S. runoff. The provision for uncollectible reinsurance declined in 2006 relative to 2005 and in 2005 relative to 2004, primarily reflecting effective credit risk management and improved credit experience with the company’s reinsurers.

Cash provided by operating activities was increased significantly in 2006 by reinsurance recoveries, with the $1,154.2 decline during 2006 in amounts recoverable from reinsurers reflecting collections by the insurance and reinsurance operating companies from reinsurers of paid claims related to 2005 and 2004 hurricanes. The $437.1 decline during 2005 in amounts recoverable from reinsurers included collections from reinsurers related to paid claims on 2004 hurricane losses. Cash provided by operating activities was increased in 2006 and in 2005 by the $412.6 pre-tax non-cash loss on the 2006 commutation of the Swiss Re corporate adverse development cover and the $103.1 pre-tax non-cash loss on the 2005 commutation of the Chubb Re adverse development cover by U.S. runoff, respectively.

We also propose amending Note 20 paragraph (a) as follows:

Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including the former Swiss Re corporate adverse development cover) which in 2006 (or in prior years in the case of other commuted treaties) protected Fairfax, Crum & Forster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities. The Swiss Re corporate adverse development cover was commuted as described in note 6 in July 2006. The loss of $412.6 recorded under Canadian GAAP has been reversed and the related deferred gain of $429.9 at that date under US GAAP was eliminated. On a US GAAP basis, the pre-tax gain related to the commutation of the Swiss Re corporate adverse development cover was $17.3. During 2005, the Canadian GAAP loss on commutation of the Chubb Re adverse development cover of $88.7 was eliminated for US GAAP purposes. These adjustments for retroactive reinsurance, when considered with the pre-tax impact of ceded reinsurance transactions as set out in Note 7, provide disclosure of the net impact of ceded reinsurance transactions on a US GAAP basis. At December 31, 2006, the deferred gain included in accounts payable and accrued liabilities was $168.0 (2005 — $633.8).

In our responses dated December 2, 2007 and September 28, 2007, respectively, on this issue, we had included additional proposed disclosure. We repeat this proposed disclosure below for your convenience and will include it in the Issues and Risks section of our future Annual Reports, with updates for factual changes as appropriate.

In the Issues and Risks section of the Company’s Annual Report, the Company discloses that the “availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability”. This disclosure in the risk factor entitled “Cost of Reinsurance and Adequate Protection” will be revised as follows: “The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability”.

The rates charged by reinsurers applied to the amount of reinsurance purchased by our operating subsidiaries represents the cost of reinsurance to the Company, and this cost is appropriately measured, in the Company’s view, by the amount of ceded premiums earned during a period. The net impact of reinsurance utilization on the Company’s profitability during a period includes earned premiums ceded to reinsurers, commissions earned on ceded reinsurance premiums (principally related to proportional reinsurance treaties), claims incurred ceded to reinsurers, and provisions for uncollectible reinsurance.

The following proposed disclosure will be added to the risk factor entitled “Cost of Reinsurance and Adequate Protection” in the Issues and Risks section of the Annual Report:

The rates charged by reinsurers and the availability of reinsurance to the Company’s subsidiaries will generally reflect the recent loss experience of the Company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in the U.S. Gulf region to increase significantly in 2006. However, rather than the Company incurring increased costs of reinsurance as a result of purchasing more reinsurance or as a result of these higher rates, in the following year the Company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance.

The following proposed disclosure will be added to the risk factor entitled “Recoverable from Reinsurers” in the Issues and Risks section of the Annual Report:

Although the relative magnitude of the Company’s reinsurance recoverable balance is significant, this is primarily the result of past acquisitions of companies that relied heavily on reinsurance and greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the Company has utilized reinsurance more recently. The credit risk associated with reinsurance recoverable balances is addressed in the Reinsurance Recoverable section of Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report.

2.	Please provide revised disclosure to be included in Note 2 Summary of Significant Accounting Policies — Reinsurance that describes your accounting policies for ceded reinsurance, including your policies for each component included in the above tabular presentation. We would presume that these accounting policies comply with U.S. GAAP other than as disclosed in Note 20.

We propose amending Note 1 Summary of Significant Accounting Policies — Reinsurance as follows:

..........The company records the premium charge (earned premiums ceded to reinsurers), commissions earned on ceded reinsurance premiums and the related reinsurance recovery (claims incurred ceded to reinsurers) in its consolidated statement of earnings in the period in which the adverse development is incurred and ceded to the reinsurer. Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers on an individual basis are not collectible.
* * * * * * * * * * * * * * * *

We appreciate your assistance in reviewing this response letter, and we look forward to including the revised disclosure in the Company’s Annual Report on Form 40-F to be filed on March 7, 2008. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4942 or p_rivett@fairfax.ca.
Yours very truly,
/s/  Paul Rivett
Paul Rivett
Vice President and Chief Legal Officer
cc:	V. Prem Watsa, Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited Bill McFarland, National Managing Partner Canada PricewaterhouseCoopers LLP